UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

KUSHI RESOURCES INC.
 (Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
 (Title of Class of Securities)

50133P 109
 (CUSIP Number)

Gregory Corcoran
 Apartados 0823-01488,
Panama City, Panama
Telephone Number: 011-507-6667-9189
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2009
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50133P 109

  Names of Reporting Persons: Gregory Corcoran
  I.R.S. Identification Nos. of above persons (entities only): Not Applicable

  Check the Appropriate Box if a Member of a Group See Instructions)

    [_]

    [ ]

  SEC Use Only:

  Source of Funds (See Instruction): PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

  Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

  Sole Voting Power: 0 Shares

  Shared Voting Power: Not Applicable

  Sole Dispositive Power: 0 Shares

  Shared Dispositive Power: Not Applicable

  Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

  Percent of Class Represented by Amount in Row (11): 0%

  Type of Reporting Person (See Instructions): IN

CUSIP No. 50133P 109

This Schedule 13D/A (Amendment No. 1) is being filed by Gregory Corcoran pursuant to Section 240.13d-2(a) of the Securities Exchange Act of 1934 to amend and supplement the Schedule 13D of the Reporting Person filed with the United States Securities and Exchange Commission on January 15, 2009 (the "Original Schedule 13D"). Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D remains unchanged. Unless otherwise defined herein, the capitalized terms used herein have the meaning ascribed to them in the Original Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Kushi Resources Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at Apartados 0823-01488, Panama City, Panama.

ITEM 2. IDENTITY AND BACKGROUND.

  Name of Person filing this Statement:

   Gregory Corcoran (the “Reporting Person”).

  Residence or Business Address:

   The business address of the Reporting Person is Apartados 0823-01488, Panama City, Panama.

  Present Principal Occupation and Employment:

   The Reporting Person served as an officer and director of the Company from January 13, 2009 to September 10, 2009.

  Criminal Convictions:

   The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

  Civil Proceedings:

   The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 50133P 109

  Citizenship:

   The Reporting Person is a Canadian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On September 10, 2009, pursuant to the terms of a Share Transfer Agreement dated August 24, 2009 (the “Share Transfer Agreement”) between the Reporting Person and Lawler & Associates, PLC ("Lawler"), the Reporting Person sold 3,000,000 shares (the "Shares") of the Company’s common stock to Lawler (the “Transfer”). In consideration of the Transfer, Lawler paid $3,000 to the Reporting Person.

The Shares were originally acquired by the Reporting Person on January 13, 2009, pursuant to the terms of a Share Transfer Agreement dated December 17, 2008 (the “Original Share Transfer Agreement”) between the Reporting Person and Matthew Diehl, the former sole executive officer and director of the Company. The Reporting Person purchased 3,000,000 shares of the Company’s common stock from Mr. Diehl. In consideration of the Shares, the Reporting Person paid $3,000 to Mr. Diehl.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the disposition of the 3,000,000 Shares to Lawler was to obtain the proceeds of the sale. As a result of the completion of the sale of the Shares to Lawler on September 10, 2009, the Reporting Person no longer holds ownership of any of the Company’s common stock.

Upon the closing of the Share Transfer Agreement, the Reporting Person resigned as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and as a Director of the Company. Kelly T. Hickel, the Company's sole remaining Director was appointed in those capacities in place of the Reporting Person. This change in the Company’s Board of Directors occurred on September 10, 2009 being 10 days after the Company’s Schedule 14F-1 Information Statement was mailed to the Company’s stockholders and filed with the SEC on August 31, 2009.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

  the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP No. 50133P 109

  a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

  any material change in the present capitalization or dividend policy of the Company;

  any other material change in the Company’s business or corporate structure;

  changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  Aggregate Beneficial Ownership:

   Reporting Person does not hold any securities of the Company. The Reporting Person ceased to be a beneficial owner of more than five percent on September 10, 2009

  Power to Vote and Dispose of the Company Shares:

   The Reporting Person had the sole power to vote or to direct the vote of the Shares held by him and had the sole power to dispose of or to direct the disposition of the Shares held by him.

  Transactions Effected During the Past 60 Days:

   Other than the transaction as described above, the Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

  Right of Others to Receive Dividends or Proceeds of Sale:

   None.

CUSIP No. 50133P 109

  Date Ceased to be the Beneficial Owner of More Than Five Percent:

   The Reporting Person ceased to be a beneficial owner of more than five percent on September 10, 2009.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Share Transfer Agreement dated December 17, 2008 between Matthew Diehl and Gregory Corcoran. (1)

  Share Transfer Agreement dated August 24, 2009 between Gregory Corcoran and Lawler & Associates, PLC.

  (1) Previously filed as an exhibit to the Original Schedule 13D filed with the SEC on January 15, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2009
Date

/s/ Gregory Corcoran
Signature

Gregory Corcoran
Name/Title

SHARE TRANSFER AGREEMENT

This Agreement dated effective as of the 24th day of August, 2009.

BETWEEN:

GREGORY CORCORAN
 Apartados 0823-01488
Panama City, Panama

(the“Transferor”)

OF THE FIRST PART

LAWLER& ASSOCIATES, PLC
 11622 El Camino Real, Suite 100
San Diego, CA 92130

(the“Transferee”)

OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT in consideration of the price of US $3,000 (the "Purchase Price"), being US $0.001 per share, payment of legal costs and disbursements, and in reliance of the representations and warranties of the Transferee, the Transferor hereby agrees to sell 3,000,000 shares of the common stock (the “Shares”) of KUSHI RESOURCES INC. (the “Corporation”) to the Transferee free and clear of all liens, charges and encumbrances. The Transferee acknowledges and agrees that the shares are restricted securities, as contemplated under the United States Securities Act of 1933 (the "1933 Act") which have been issued without to the Transferor without registration and that all certificates representing the Shares will be endorsed with the following legend:

“ THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE ACT OR ARE EXEMPT FROM SUCH REGISTRATION. ”

1.REPRESENTATIONS AND WARRANTIES OF THE TRANSFEREE

  The Transferee is familiar with the provisions of Regulation D promulgated under the United States Securities Act of 1933 and confirms that it is an accredited investor as defined in Regulation D.

  The Transferee is acquiring the Shares for the Transferee’s own account for investment purposes, with no present intention of dividing its interest with others or reselling or otherwise disposing of any or all of the Shares.

  The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

  The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

  The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of shares.

  The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares and has had access to all information relating to the Corporation and its business operations, which would be necessary to make an informed decision to purchase the Shares.

2. CLOSING

  The Transferor will resign as President, Secretary, Treasurer and Director of the Corporation and appoint such nominee(s) as determined by the Transferee in his place on Closing.

  Closing of this Agreement will take place ten (10) days following the mailing or delivery to all registered stockholders of the Corporation and EDGAR filing of an Information Statement on Schedule 14F-1 in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder.

  At Closing of this Agreement, the Transferor will deliver the certificates representing the Shares, duly endorsed for transfer, to the Transferee against a cashier's check or wire transfer of the Purchase Price.

  If for any reason, the Schedule 14F-1 is not EDGAR filed and mailed to the Corporation's stockholders and Closing does not occur by September 30, 2009, this Agreement shall be null and void and the Transferor shall have no obligation to sell the Shares to the Transferee.

  At Closing, the Transferee shall deliver such resignations and resolutions as may be necessary to have the Transferor's nominee(s) appointed as the executive officer(s) and director(s) of the Corporation.

  In addition to the Purchase Price, the Transferee will pay to the Transferor at Closing the amount of $2,000 to cover the Transferor's legal costs and disbursements in connection with this Agreement.

3. GENERAL

  This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. The Transferee may not assign this Agreement without the consent of the Transferor which consent may be withheld for any reason whatsoever.

  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Nevada, and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of State of Nevada.

  This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF ,the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Gregory Corcoran
GREGORY CORCORAN

LAWLER & ASSOCIATES, PLC
by its authorized signatory:

/s/ W. Scott Lawler
Signature Of Authorized Signatory

W. Scott Lawler President
Name and Title of Authorized Signatory